SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35605; File No. 812-15512

Eagle Point Credit Company Inc., et al.

May 22, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Eagle Point Credit Company Inc., Eagle Point Income Company Inc., Eagle Point Institutional Income Fund, Eagle Point Enhanced Income Trust, Eagle Point Defensive Income Trust, Eagle Point Credit Management LLC, Eagle Point Income Management LLC, Eagle Point Enhanced Income Management LLC, Eagle Point Defensive Income Management LLC, certain of their wholly-owned subsidiaries as described in Schedule A to the application, and certain of their affiliated entities as described in Schedules B and C to the application.

Filing Dates: The application was filed on October 10, 2023, and amended on April 23, 2024, September 19, 2024, February 4, 2025, and April 30, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 16, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Nauman S. Malik, Esq., c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830; Thomas J. Friedmann, Esq., Dechert LLP, One International Place, 40th Floor, 100 Oliver Street, Boston, MA 02110; and Philip Hinkle, Esq., and Alexander Karampatsos, Esq., Dechert LLP, 1900 K Street, NW, Washington, DC 20006.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended application, dated April 30, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.